Exhibit 99.1

Enerplus Announces First Quarter 2023 Results

All amounts in this news release are presented in United States dollars unless otherwise specified. All financial information contained within this news release has been prepared in accordance with U.S. GAAP. Production information, unless otherwise stated, is presented on a net basis (after deduction of royalty obligations). This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Notice Regarding Information Contained in this News Release" and "Non-GAAP and Other Financial Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release, as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP. A copy of Enerplus' first quarter 2023 and annual 2022 Financial Statements and associated MD&A are or will be available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov.

CALGARY, AB, May 4, 2023 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced financial and operating results for the first quarter of 2023. The Company reported first quarter 2023 cash flow from operating activities and adjusted funds flow of $241.4 million and $260.4 million, respectively, compared to $196.0 million and $261.9 million, respectively, in the first quarter of 2022. Cash flow from operating activities increased from the prior year period primarily due to changes in non-cash working capital.

HIGHLIGHTS

  Adjusted funds flow was $260.4 million in the first quarter, which exceeded capital spending of $138.6 million, generating free cash flow(1) of $121.8 million
  Returned $66.6 million to shareholders through dividends and share repurchases in the first quarter; planning to return at least 60% of full-year 2023 free cash flow to shareholders (as previously indicated)
  Expect to complete remaining share repurchases of 3.3 million shares by end of July 2023, and renew normal course issuer bid for 10% of shares outstanding in August 2023, based on current market conditions
  Reduced net debt by 32% from year-end 2022, ending the quarter with net debt of $150.6 million
  First quarter production averaged 97.7 MBOE per day, including 56.7 Mbbl per day of liquids
  Production per share increased by 19% in the first quarter of 2023 compared to the same period in 2022
(1)	This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

"Our strong operating performance has continued through the first quarter of 2023," said Ian C. Dundas, President and CEO. "We remain on track to efficiently execute our capital program which is designed to generate attractive free cash flow and deliver profitable growth. Priorities for free cash flow will continue to be focused on returning capital to shareholders and reinforcing the balance sheet."

FIRST QUARTER SUMMARY

Production in the first quarter of 2023 was 97,652 BOE per day, an increase of 6% compared to the same period a year ago, and 9% lower than the prior quarter. Crude oil and natural gas liquids production in the first quarter of 2023 was 56,734 barrels per day, in line with the same period a year ago, and 13% lower than the prior quarter. The higher production compared to the same period in 2022 was driven by the Company's 2022 development plan and strong well performance in North Dakota and the Marcellus. The lower production compared to the prior quarter was due to the planned sequencing of the Company's completions program in North Dakota with no operated wells brought online between mid-October 2022 and mid-February 2023. The sale of substantially all of Enerplus' Canadian assets in the fourth quarter of 2022 with associated production of 6,400 BOE per day (78% liquids) also contributed to the lower production in the first quarter of 2023 compared to the prior quarter.

Enerplus reported first quarter 2023 net income of $137.5 million, or $0.63 per share (basic), compared to net income of $33.2 million, or $0.14 per share (basic), in the same period in 2022. Excluding certain non-cash or non-recurring items, adjusted net income(1) for the first quarter of 2023 was $140.7 million, or $0.65 per share (basic), compared to $145.8 million, or $0.60 per share (basic), during the same period in 2022. First quarter 2023 net income was higher than the prior year period primarily due to a gain in commodity derivative instruments compared to a commodity derivative instrument loss in the prior year quarter.

Enerplus' first quarter 2023 realized Bakken oil price differential was $0.06 per barrel above WTI, compared to $0.35 per barrel below WTI in the first quarter of 2022. Enerplus is revising its 2023 Bakken crude oil price differential guidance to $0.50 per barrel above WTI, from $0.75 per barrel above WTI previously, reflecting the slightly weaker than expected pricing in the first quarter.

The Company's realized Marcellus natural gas price differential was $0.64 per Mcf below NYMEX during the first quarter of 2023, compared to $0.01 per Mcf above NYMEX in the first quarter of 2022. Enerplus expects its Marcellus differential to remain supported during spring and into summer due to a flat outlook on natural gas supply growth and weaker NYMEX pricing. As a result, Enerplus is maintaining its annual Marcellus differential guidance of $0.75 per Mcf below NYMEX.

Operating expenses were $10.56 per BOE in the first quarter of 2023, compared to $10.03 per BOE during the first quarter of 2022. The increase in per unit operating expenses compared to the prior year period was due to inflation adjusted contract pricing, increased gas processing volumes due to improved capture rates, and higher planned well service activity.

Current tax expense was $11.0 million in the first quarter.

Capital spending totaled $138.6 million in the first quarter of 2023. The Company paid $12.0 million in dividends in the quarter and repurchased approximately 3.5 million shares at an average price of $15.37 per share, for total consideration of $54.6 million. Subsequent to March 31, 2023, and up to and including May 3, 2023, Enerplus repurchased 1.1 million shares at an average price of $14.81 per share, for total consideration of $16.0 million.

Enerplus ended the first quarter of 2023 with total debt of $203.2 million and cash of $52.6 million. Enerplus was undrawn on its $1.3 billion credit facilities.

(1)	This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

OPERATIONS

North Dakota production averaged 66,656 BOE per day during the first quarter of 2023, an increase of 16% compared to the same period a year ago. North Dakota production was 8% lower than the prior quarter due to the planned sequencing of the Company's completions program. During the first quarter, Enerplus drilled 14 gross operated wells (86% average working interest) and brought four gross operated wells (75% working interest) on production in North Dakota. In the second quarter, Enerplus expects to bring approximately 19 – 22 net operated wells on production in North Dakota, including 3 – 5 net refracs. The Company is continuing to operate two drilling rigs throughout 2023.

Marcellus production averaged 180 MMcf per day during the first quarter of 2023, approximately 11% higher than the same period in 2022 and approximately flat to the prior quarter.

RETURN OF CAPITAL TO SHAREHOLDERS

Enerplus remains committed to returning at least 60% of free cash flow generated in 2023 to shareholders through dividends and share repurchases. Based on current market conditions, the Company expects to continue to prioritize share repurchases for the majority of its return of capital plan and intends to complete share repurchases under its remaining normal course issuer bid ("NCIB") by the end of July 2023.  Enerplus expects to renew its NCIB in August 2023 for another 10% of the public float (within the meaning under the TSX rules).

As at May 3, 2023, Enerplus had 3.3 million shares remaining under its NCIB.

Enerplus announced a quarterly cash dividend of $0.055 per share payable on June 15, 2023 to shareholders of record on May 31, 2023.

2023 UPDATED GUIDANCE

Enerplus' current 2023 guidance is summarized below. The Company has updated guidance for its Bakken oil price differential to $0.50 per barrel above WTI (from $0.75 per barrel above WTI), production tax of 7% to 8% (from 7%), and transportation expense to $4.20 per BOE (from $4.35 per BOE). All other guidance remains unchanged.

2023 Guidance Summary

Guidance
Capital spending	$500 – 550 million
Average total production	93,000 – 98,000 BOE/day
Average liquids production	57,000 – 61,000 bbls/day
Average production tax rate (% of net sales, before transportation)	7 – 8% (from 7%)
Operating expense	$10.75 – 11.75/BOE
Transportation expense	$4.20/BOE (from $4.35/BOE)
Cash G&A expense	$1.35/BOE
Current tax expense	5 – 6% of adjusted funds flow, before tax

2023 Differential/Basis Outlook(1)

Guidance
U.S. Bakken crude oil differential (compared to WTI crude oil)	$0.50/bbl (from $0.75/bbl)
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	$(0.75)/Mcf
(1)	Excluding transportation costs.

Q1 2023 Conference Call Details

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) on May 5, 2023, to discuss these results. Details of the conference call are as follows:

Date:  Friday, May 5, 2023
Time:  9:00 AM MT (11:00 AM ET)
Audiocast: https://app.webinar.net/JmYbPKNEKpo

To immediately join the conference call by phone, without operator assistance, please use the following URL to register and be connected into the conference call by automated call back: https://emportal.ink/3LP3OCW.

To join the call from a live operator managed queue, please dial 1-888-390-0546 (Toll Free) using conference ID 00849157.

To ensure timely participation in the conference call, callers are encouraged to join 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	849157 #

PRICE RISK MANAGEMENT

The following is a summary of Enerplus' financial commodity hedging contracts at May 3, 2023.

	WTI Crude Oil ($/bbl)(1)(2)		NYMEX Natural Gas ($/Mcf)(2)
	Apr 1, 2023 –	Jul 1, 2023 –	Apr 1, 2023 –
	Jun 30, 2023	Dec 31, 2023	Oct 31, 2023
Swaps
Volume (bbls/day)	10,000	10,000	–
Brent - WTI Spread	$ 5.47	$ 5.47	–

3 Way Collars
Volume (bbls/day)	15,000	5,000	–
Sold Puts	$ 61.67	$ 65.00	–
Purchased Puts	$ 79.33	$ 85.00	–
Sold Calls	$ 114.31	$ 128.16	–

Collars
Volume (Mcf/day)	–	–	50,000
Volume (bbls/day)(3)	2,000	2,000	–
Purchased Puts	$ 5.00	$ 5.00	$ 4.05
Sold Calls	$ 75.00	$ 75.00	$ 7.00
(1)	The total average deferred premium spent on outstanding crude oil contracts is $1.32/bbl from April 1, 2023 - June 30, 2023 and $1.07/bbl from July 1, 2023 - December 31, 2023.
(2)	Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(3)	Outstanding commodity derivative instruments acquired as part of the Bruin Acquisition completed in 2021.

FIRST QUARTER 2023 PRODUCTION AND OPERATIONAL SUMMARY TABLES
Summary of Average Daily Production(1)

	Three months ended March 31, 2023
	Williston Basin	Marcellus	Other(2)	Total
Tight oil (bbl/d)	46,625	-	743	47,369
Light & medium oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	-	-	-	-
Total crude oil (bbl/d)	46,625	-	743	47,369

Natural gas liquids (bbl/d)	9,276	-	89	9,365

Shale gas (Mcf/d)	64,531	180,184	793	245,509
Conventional natural gas (Mcf/d)	-	-	-	-
Total natural gas (Mcf/d)	64,531	180,184	793	245,509

Total production (BOE/d)	66,656	30,031	964	97,652
(1)	Table may not add due to rounding.
(2)	Primarily DJ Basin.

Summary of Wells Drilled(1)

	Three months ended March 31, 2023
	Operated		Non-Operated
	Gross	Net	Gross	Net
Williston Basin	14	12.0	18	1.5
Marcellus	-	-	12	0.2
DJ Basin	2	2.0	-	-
Total	16	14.0	30	1.7
(1)	Table may not add due to rounding.

Summary of Wells Brought On-Stream(1)

	Three months ended March 31, 2023
	Operated		Non-Operated
	Gross	Net	Gross	Net
Williston Basin	4	3.0	3	0.1
Marcellus	-	-	13	0.2
DJ Basin	-	-	-	-
Total	4	3.0	16	0.3
(1)	Table may not add due to rounding.

SELECTED FINANCIAL RESULTS	Three months ended March 31,
	2023	2022
Financial (US$, thousands, except ratios)
Net Income/(Loss)	$137,486	$33,243
Adjusted Net Income/(Loss)(1)	140,729	145,828
Cash Flow from Operating Activities	241,401	195,992
Adjusted Funds Flow(1)	260,409	261,895
Dividends to Shareholders - Declared	11,993	7,918
Net Debt	150,622	572,271
Capital Spending	138,648	99,013
Property and Land Acquisitions	1,748	1,941
Property and Land Divestments	233	6,581
Net Debt to Adjusted Funds Flow Ratio(1)	0.1x	0.7x

Financial per Weighted Average Shares Outstanding
Net Income /(Loss) - Basic	$0.63	$0.14
Net Income/(Loss) - Diluted	0.62	0.13
Weighted Average Number of Shares Outstanding (000's) - Basic	216,806	242,787
Weighted Average Number of Shares Outstanding (000's) - Diluted	222,927	249,337

Selected Financial Results per BOE(2)(3)
Crude Oil & Natural Gas Sales(4)	$47.02	$61.84
Commodity Derivative Instruments	3.90	(8.81)
Operating Expenses	(10.56)	(10.03)
Transportation Costs	(4.30)	(4.32)
Production Taxes	(3.43)	(4.26)
General and Administrative Expenses	(1.48)	(1.35)
Cash Share-Based Compensation	0.10	(0.25)
Interest, Foreign Exchange and Other Expenses	(0.37)	(0.66)
Current Income Tax Expense	(1.25)	(0.60)
Adjusted Funds Flow(1)	$29.63	$31.56

SELECTED OPERATING RESULTS	Three months ended March 31,
	2023	2022
Average Daily Production(3)
Crude Oil (bbls/day)	47,369	47,634
Natural Gas Liquids (bbls/day)	9,365	8,377
Natural Gas (Mcf/day)	245,509	217,111
Total (BOE/day)	97,652	92,196

% Crude Oil and Natural Gas Liquids	58%	61%

Average Selling Price(3)(4)
Crude Oil (per bbl)	$76.34	$91.95
Natural Gas Liquids (per bbl)	20.55	37.78
Natural Gas (per Mcf)	3.08	4.62

Net Wells Drilled	15.7	14.9
(1)	These non–GAAP measures may not be directly comparable to similar measures presented by other entities See "Non-GAAP and Other Financial Measures" section in this news release.
(2)	Non–cash amounts have been excluded.
(3)	Based on net production volumes. See "Basis of Presentation" section in this news release.
(4)	Before transportation costs and commodity derivative instruments.

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$52,578	$38,000
Accounts receivable, net of allowance for doubtful accounts	231,735	276,590
Other current assets	56,987	56,552
Derivative financial assets	23,647	36,542
	364,947	407,684
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	1,384,953	1,322,904
Other capital assets	9,678	10,685
Property, plant and equipment	1,394,631	1,333,589
Other long-term assets	14,632	21,154
Right-of-use assets	17,469	20,556
Deferred income tax asset	150,280	154,998
Total Assets	$1,941,959	$1,937,981

Liabilities
Current liabilities
Accounts payable	$386,590	$398,482
Current portion of long-term debt	80,600	80,600
Derivative financial liabilities	3,191	10,421
Current portion of lease liabilities	12,750	13,664
	483,131	503,167
Long-term debt	122,600	178,916
Asset retirement obligation	116,094	114,662
Lease liabilities	7,008	9,262
Deferred income tax liability	74,513	55,361
Total Liabilities	803,346	861,368

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2023 – 215 million shares December 31, 2022 – 217 million shares	2,811,708	2,837,329
Paid-in capital	34,295	50,457
Accumulated deficit	(1,406,049)	(1,509,832)
Accumulated other comprehensive loss	(301,341)	(301,341)
	1,138,613	1,076,613
Total Liabilities & Shareholders' Equity	$1,941,959	$1,937,981

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

	Three months ended
	March 31,
(US$ thousands, except per share amounts) unaudited	2023	2022
Revenues
Crude oil and natural gas sales	$413,182	$513,152
Commodity derivative instruments gain/(loss)	27,965	(206,810)
	441,147	306,342
Expenses
Operating	92,804	83,244
Transportation	37,768	35,807
Production taxes	30,123	35,355
General and administrative	19,432	17,581
Depletion, depreciation and accretion	87,109	66,691
Interest	4,318	6,055
Foreign exchange (gain)/loss	(97)	887
Other expense/(income)	(2,666)	12,697
	268,791	258,317
Income/(Loss) Before Taxes	172,356	48,025
Current income tax expense/(recovery)	11,000	5,000
Deferred income tax expense/(recovery)	23,870	9,782
Net Income/(Loss)	$137,486	$33,243

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation	—	(620)
Foreign exchange gain/(loss) on net investment hedge, net of tax	—	5,375
Total Comprehensive Income/(Loss)	$137,486	$37,998

Net Income/(Loss) per Share
Basic	$0.63	$0.14
Diluted	$0.62	$0.13

Condensed Consolidated Statements of Cash Flows

	Three months ended
	March 31,
(US$ thousands) unaudited	2023	2022
Operating Activities
Net income/(loss)	$137,486	$33,243
Non-cash items add/(deduct):
Depletion, depreciation and accretion	87,109	66,691
Changes in fair value of derivative instruments	6,344	133,332
Deferred income tax expense/(recovery)	23,870	9,782
Unrealized foreign exchange (gain)/loss on working capital	(185)	1,171
Share-based compensation and general and administrative	7,363	4,660
Other expense/(income)	(1,650)	12,653
Amortization of debt issuance costs	394	353
Translation of U.S. dollar cash held in parent company	—	10
Investing activities in Other income	(322)	—
Asset retirement obligation settlements	(6,782)	(8,795)
Changes in non-cash operating working capital	(12,226)	(57,108)
Cash flow from/(used in) operating activities	241,401	195,992

Financing Activities
Drawings from/(repayment of) bank credit facilities	(56,316)	(104,409)
Purchase of common shares under Normal Course Issuer Bid	(54,560)	(37,207)
Share-based compensation – tax withholdings settled in cash	(16,392)	(11,567)
Dividends	(11,993)	(7,918)
Cash flow from/(used in) financing activities	(139,261)	(161,101)

Investing Activities
Capital and office expenditures	(93,923)	(75,027)
Canadian divestments	5,191	—
Property and land acquisitions	(1,748)	(1,941)
Property and land divestments	2,733	6,581
Cash flow from/(used in) investing activities	(87,747)	(70,387)
Effect of exchange rate changes on cash and cash equivalents	185	(3,121)
Change in cash and cash equivalents	14,578	(38,617)
Cash and cash equivalents, beginning of period	38,000	61,348
Cash and cash equivalents, end of period	$52,578	$22,731

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP and Other Financial Measures".

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent), "MBOE" (one thousand barrels of oil equivalent), and "MMBOE" (one million barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs.  BOE, MBOE and MMBOE may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Basis of Presentation

All production volumes presented in this news release are reported on a "net" basis (the Company's working interest share after deduction of royalty obligations, plus the Company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis.

All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and NGLs on a combined basis. All references to "natural gas" in this news release include conventional natural gas and shale gas on a combined basis.

Readers are urged to review the 2023 interim Management's Discussion & Analysis (MD&A) and financial statements, and 2022 MD&A and financial statements filed on SEDAR and as part of our Form 6-K and Form 40-F, respectively, on EDGAR concurrently with this news release for more complete disclosure on our operations.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: 2023 production and capital spending guidance; Enerplus' return of capital plans, including expectations regarding payment of dividends and the source of funds related thereto; the funding of dividends and the share repurchase program from free cash flow; the anticipated percentage of free cash flow planned to be returned to shareholders; expectations regarding Enerplus' share purchase program, including the completion of the Company's current NCIB and the timing thereof; the anticipated renewal of the Company's NCIB based on current market conditions, including the timing and size thereof; expectations regarding the number of net operated wells brought on production in the second quarter of 2023; expected operating strategy in 2023 and expectations regarding our drilling program; oil and natural gas prices and differentials and expectations regarding the market environment and our commodity risk management program in 2023; 2023 Bakken and Marcellus differential guidance; expectations regarding realized oil and natural gas prices; and expected operating, transportation and cash G&A expenses and production taxes and 2023 guidance with respect thereto.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: the ability to fund our return of capital plans, including both dividends at the current level and the share repurchase program, from free cash flow as expected; that our common share trading price will be at levels, and that there will be no other alternatives, that, in each case, make share repurchases an appropriate and best strategic use of our free cash flows; our ability to achieve, in a timely manner, all necessary regulatory approvals for the renewal of the Company's NCIB; that we will conduct our operations and achieve results of operations as anticipated; the continued operation of the Dakota Access Pipeline; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, the impact of inflation, weather conditions and storage fundamentals; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; our ability to comply with our debt covenants; our ability to meet the targets associated with our credit facilities; the availability of third party services; expected transportation expenses; the extent of our liabilities; and the availability of technology and process to achieve environmental targets.

In addition, our 2023 guidance described in this news release is based on: a WTI price of $80.00/bbl, a NYMEX price of $3.00/Mcf, a Bakken crude oil price differential of $0.50/bbl above WTI, a Marcellus natural gas price differential of $0.75/Mcf below NYMEX and a CDN/USD exchange rate of 0.74. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products, including global energy demand; volatility in our common share trading price and free cash flow that could impact our planned share repurchases and dividend levels; unanticipated operating results, results from our capital spending activities or production declines; legal proceedings or other events inhibiting or preventing operation of the Dakota Access Pipeline; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our first quarter 2023 MD&A, our annual information form for the year ended December 31, 2022, our 2022 annual MD&A and Form 40-F as at December 31, 2022).

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws. Any forward-looking information contained herein are expressly qualified by this cautionary statement.

NON-GAAP AND OTHER FINANCIAL MEASURES

Readers are referred to "Non-GAAP and Other Financial Measures" in Enerplus' first quarter 2023 MD&A for supplementary financial measures, which information is incorporated by reference to this new release.

Non-GAAP Financial Measures

This news release includes references to certain non-GAAP financial measures and non-GAAP ratios used by the Company to evaluate its financial performance, financial position or cash flow. Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios do not have standardized meanings or definitions as prescribed by U.S. GAAP and may not be comparable with the calculation of similar financial measures by other entities.

For each measure, we have: (a) indicated the composition of the measure; (b) identified the most directly comparable GAAP financial measure and provided comparative detail where appropriate; (c) indicated the reconciliation of the measure to the most directly comparable GAAP financial measure to the extent one exists; and (d) provided details on the usefulness of the measure for the reader. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

"Adjusted net income" is used by Enerplus and is useful to investors and securities analysts in evaluating the financial performance of the company by adjusting for certain unrealized items and other items that the company considers appropriate to adjust given their irregular nature. The most directly comparable GAAP measure is net income/(loss).

	Three months ended March 31,
($ millions)	2023	2022
Net income/(loss)	$137.5	$33.2
Unrealized derivative instrument, foreign exchange and marketable securities (gain)/loss	4.6	134.5
Other expense related to investing activities	—	13.1
Tax effect	(1.4)	(35.0)
Adjusted net income/(loss)	$140.7	$145.8

"Free cash flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating and financial performance, leverage and liquidity. Free cash flow is calculated as adjusted funds flow minus capital spending. The most directly comparable GAAP measure is cash flow from operating activities.

	Three months ended March 31,
($ millions)	2023	2022
Cash flow from/(used in) operating activities	$241.4	$196.0
Asset retirement obligation settlements	6.8	8.8
Changes in non-cash operating working capital	12.2	57.1
Adjusted funds flow	$260.4	$261.9
Capital spending	(138.6)	(99.0)
Free cash flow	$121.8	$162.9

Other Financial Measures

CAPITAL MANAGEMENT MEASURES

Capital management measures are financial measures disclosed by a company that (a) are intended to enable an individual to evaluate a company's objectives, policies and processes for managing the company's capital, (b) are not a component of a line item disclosed in the primary financial statements of the company, (c) are disclosed in the notes to the financial statements of the company, and (d) are not disclosed in the primary financial statements of the company. The following section provides an explanation of the composition of those capital management measures if not previously provided:

"Adjusted funds flow" is used by Enerplus and is useful to investors and securities analysts, in analyzing operating and financial performance, leverage and liquidity. The most directly comparable GAAP measure is cash flow from operating activities. Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

"Net debt" is calculated as current and long-term debt associated with senior notes plus any outstanding bank credit facilities balances, less cash and cash equivalents. "Net debt" is useful to investors and securities analysts in analyzing financial liquidity and Enerplus considers net debt to be a key measure of capital management. For further details, see Note 5 to the Interim Financial Statements.

"Net debt to adjusted funds flow ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow. There is no directly comparable GAAP equivalent for this measure, and it is not equivalent to any of our debt covenants.

SUPPLEMENTARY FINANCIAL MEASURES

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios. The following section provides an explanation of the composition of those supplementary financial measures if not previously provided:

"Capital spending" Capital and office expenditures, excluding other capital assets/office capital and property and land acquisitions and divestments.

"Cash general and administrative expenses" or "Cash G&A expenses" General and administrative expenses that are settled through cash payout, as opposed to expenses that relate to accretion or other non-cash allocations that are recorded as part of general and administrative expenses.

Electronic copies of Enerplus' first quarter 2023 and annual 2022 Financial Statements and associated MD&As, along with other public information including investor presentations, are or will be available on the Company's website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2023/04/c6014.html

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For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 04-MAY-23